

OFFERING MEMORANDUM

facilitated by



Kansas City Wellness Club LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Kansas City Wellness Club LLC
State of Organization	MO
Date of Formation	02/02/2019
Entity Type	Limited Liability Company
Street Address	918A Baltimore Ave, Kansas City MO, 64105
Website Address	www.kcwellnessclub.com

(B) Directors and Officers of the Company

Key Person	Heath Wessling
Position with the Company Title First Year	 Founder & Owner 2019
Other business experience (last three years)	Raised rural Iowa, lived in London for 3 years, pioneer team • Traversed 20+ countries (many multiple times) • History of bridge building, connecting, country/rural work ethic with global street sense perspective, calm under pressure, well networked, automation & system creation focus • Embraced leadership roles- sports, professional, personal life • Cerner Wellness Lead Project Manager for 10 years • Created real estate investment company • Founder & Owner, Kansas City Wellness Club • Courage and Perseverance to grow the business through 2 unprecedented & challenging CV years • Have bought local/natural only since 2017 • Was my own living lab to see if it can be done. It CAN.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Heath Wessling	100%

(D) The Company's Business and Business Plan

Why should you believe in this place? Well...

- Because we already have made people believe, watch a couple of our video reviews HERE, and you'll see why we are one of the highest and most reviewed places in the city.

- From running with the bulls in Pamplona, to running wellness programs for over a decade here in Kansas City with Cerner, I have felt called to deliver this vision and elevate this community wellness mission & message.

- You have witnessed rising trends of farmer's markets, farm-to-table eateries, home grocery/meals, and virtual clothing stores already shows the existing demand for this lifestyle engagement.

- Yet no local network exists, and certainly none that aligns themselves so closely with what the consumer already does and likes to do, so we will fill that gap.

- This investment is strongly shielded against big stock market or recession shocks, as it has strong resiliency (and maybe even more demand) during adverse economic conditions due to good health, healthy food, and basic clothing needs perpetually existing.

- You want to invest in, and involve yourself in, a place that truly walks the walk of natural products/treatments- no harsh chemicals or invasive treatments, and eco-friendly operations. It feels good to be around a community of like minded people...social wellness.

- You want to walk with a group of people dedicated to a "greater good" community mission, with far reaching equal benefits for all, and specific focus on Veterans, Nurses, EMTs, Police Officers, Firefighters, Teachers.

The Team

Heath Wessling, Founder

Raised rural Iowa, lived in London for 3 years, pioneer team

• Traversed 20+ countries (many multiple times)

• History of bridge building, connecting, country/rural work ethic

with global street sense perspective, calm under pressure, well

networked, automation & system creation focus

• Embraced leadership roles- sports, professional, personal life

• Cerner Wellness Lead Project Manager for 10 years

• Created real estate investment company

• Founder & Owner, Kansas City Wellness Club

• Courage and Perseverance to grow the business through 2

unprecedented & challenging CV years

• Have bought local/natural only since 2017

• Was my own living lab to see if it can be done. It CAN.

Jennifer Davis, Club Manager
Emmy Harr, Sales Manager
Julie D'auteuil, Operations Manager
Susan Spaulding, Mentor, former business owner
Katelyn Bryant, Operations Manager
Laurie Clark, Wellness Club Nurse Practitioner
Gabe Engelbert, Principal Owner of Food Forest Abundance KC, Advisor Board
Onani Carter, TH. D., Research Scientist, Advisory Board

Business Highlights

- UNIQUE & FIRST TO MARKET: Only place in KC with all these services in 1 location. No location seeking to repeatedly provide for a person's core life necessities- Health, Food, & Clothing- through local & natural economies

- REPEATABLE SYSTEMS: Wellness Club now has repeatable processes, checklists, and scripts to optimize all daily/weekly/monthly operations. Roles, Lead Measures, and KPIs are in place with accountability. We are primed and ready to scale.

- TESTED & AWARD WINNING: Opened right before CV yet won Kansas City's Best Day Spa award in 1st year of operation. Went from $0 post lockdown (May 2020) to $30k monthly revenue in just 18 months

- AUTHENTIC & IN DEMAND: Highly rated place in the city (Google, PitchKC)- profound, heartfelt, and transformative video and written reviews. Better health is greatly on people's minds right now. Greater convenience in managing one's life is always in demand.

Key Milestones

- November 2019: Soft Opening

- January 2020: Full Staff Hired, Official Business Launch

- March 2020: CV Shutdown

- May 2020: Reopen, speak timely wellness message

- October 2020: Win KC's Best Day Spa award

- December 2021: Achieve $30k in monthly revenue

- June 2022: Achieve $35k in monthly revenue

- December 2022: Achieve $40k in monthly revenue

- June 2023: New Needs Food/Clothing 30 day pilot phase

Future vision - Opportunity in development

- August 2023: Design New Needs app, start large scale operations

- April 2024:GA of New Needs app, launch to all Wellness Club members, and select KC metro wide participants

- 2025: KC metro wide rollout, expand to other markets

Summary

You're busy and modern life is crazy, the Kansas City Wellness Club will guide you above that modern tidal wave.

- Multiple sequence of events and market dynamics have converged, and timely demand exists for this community asset.
- We have never operated in a full year w/o CV. We have never been operationally ready to scale. Both are now working for us and provide significant large growth opportunity.
- Being in the grand historic building, the Wellness Club has positioned itself as a central hub of wellness connections, and has already established a strong credible foundation.
- People always seek to save time & money, and receive guidance that further simplifies & enhances their life.

Our Mission

Kansas City Wellness Club is an organic Wellness Center, Spa/Salon, Fitness Center, Yoga & Event space. We provide holistic natural solutions for all preventive care needs (and soon primary care too), and educate as a vehicle to healthy next age sustainable living. We are in vibrant downtown Kansas City MO, breathing life back into the grand historic Kansas City Club, by becoming a new community asset centered on simplifying the automation of your Core Life Necessities, leveraging only local economies/businesses, within your budgets & taste/style preferences. We save you time, and you become more resilient.

The Problem

- MARKET GAP: People feeling exhausted keeping up with modern day life and overwhelmed keeping up with volatility- inflation & supply chain issues, and most recently optimal health concerns. Solutions exist, but no simple pathway has been created to get there, aligned with modern consumer intentions (Healthy: Body, Community, Planet)

- COSTS: People spend a lot on beauty products and health products they believe will make them healthier, yet also a lot on doctor visits when they get sick and large insurance payments every month regardless of how healthy they are.

- SAVINGS: Now more than ever, people seek to sustainably strengthen their body & communities. They want to save time & money from having to research and travel to multiple places each week/month.

- CUSTOMERS: The rise of farm-to-table restaurants, farmer's markets, home grocery/meal deliveries, and organic solutions- 82% of American adults use homeopathic medicines, supplements, or remedies* proves that there's peaking interest in natural health/life Solutions.

The Solution

- CONCENTRATE THE SOLUTIONS INTO 1 PLACE: We improve health, save people time & money by packaging self transformation through holistic multi-dimensional wellness visits, non-invasive natural solutions, and efficient coordination of core life needs.

- COST SAVINGS: Since people go to so many different places to look & feel great, and take care of all their beauty, fitness, health needs, we save them time. We save them money from multiple transactional based payments.

- USABILITY: Wellness Club opened during CV yet has gained traction on its integrated health convenience, natural authenticity, and profound interactions with providers & services. 1 place brings easy engagement with all aspects of health and core lifestyle needs.

TARGET AUDIENCE

- 2-mile radius: 30k+ residents, office workers, and travelers

- Wellness/Beauty/Organic seekers, Social & Civic clubs/communities- 500k metro

- People exhausted with "traditional healthcare system"

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 12, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide

Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
New Needs Pilot Group	$8,000	$16,000
Equipment Upgrades	$5,000	$15,000
Operating Capital	$33,625	$84,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.7%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.65%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$68,500	2.0%
$87,000	2.6%
$105,500	3.2%
$124,000	3.7%

[3] To reward early participation, the investors who contribute the first $35,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $35,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

11

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Heath Wessling	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Small Business Bank	$150,000	10%	02/09/2032	SBA loan
Grateful Green Trails LLC	$100,000	15.9%	12/02/2029	Wellness Club Owner has friendly controlling interest in this company
Grateful Green Trails LLC	$63,000	3.03%	11/02/2023	currently being held in a CD, interest only payments until November and then will be refinanced.
Quickbooks Capital	$30,000	14.93%	08/20/2024	
Great Rivers Community Capital, Inc	$20,000	8%	09/23/2028	
SBA Economic Injury Disaster Loan	$5,900	3.75%	05/12/2024	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Kansas City Wellness Club has been fully operating since January 2020 and has since achieved the following milestones:

- We tripled our monthly revenue during that 1st CV "dark winter", going from $5,000 in November 2020 to $15,000 in May of 2021.

- We almost touched $30,000 in monthly revenue in December 2021 after essentially being open for just 18 months.

- We generated $340,000 in Revenue in 2022.

- Our weekly averages of Year-To-Date % Revenue Change are:

- 1038%, from 2020 to 2022

- 367%, from 2020 to 2021

- 157%, from 2021 to 2022

- We have averaged close to 20% Month over Month revenue growth since post lockdown.

- Monthly revenue in December 2022 almost hit $40,000

Historical financial performance is not necessarily predictive of future performance, however the business certainly has demonstrated traction.

Forecasted milestones

Kansas City Wellness Club forecasts the following milestones:

- 100 members by Summer 2023.

- Profitability reached by Fall 2023.

- Net Profit of $171,478 in 2024.

The financial conditions of the Kansas City Wellness Club deserve some thoughtful consideration. We fully launched just 2 months before CV, so our entire growth has been achieved during adverse economic conditions. We chose to push through them- we HAD TO be here for our community when our community needed wellness the most. Our monthly revenue growth is charted in our pitch deck.

We have a lot of room capacity to fill, and that is demonstrated in our losses each month. Besides increasing our membership base, one of the biggest areas where we will fill the profitability gap is by opening up our spaces to renters. Transitioning to a rental model with just four of our rooms to start, is projected to bring in $15,000+ in extra revenue. Now entering our 1st full year without the CV cloud hanging over our market- we've never been given a full fair chance to blossom, and fresh out of a year of operational focus on optimized repeatable operational systems, we are primed and ready to scale out to the market who has not yet heard about us.

Being a unique concept, we decided to open with an employment model (rather than renter) due to needing to set compass & course direction. It takes a lot to run the Club, market the Club, sell the Club, and hire for the Club...and of course rent is significant being in a grand historic downtown building. It took us a while to get to our current payroll/operations/fixed setup, that most balances financial & operational efficiencies, but we have reached a steady model. The good news is that throughout our future growth, fixed payroll expenses should not increase as the operational model we have now is scalable.

With fixed expenses stabilized, and high margin revenue growth on multiple fronts (Rental revenue, Membership revenue, and Business Partnership Commission revenue), our path to profitability is clear & achievable.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$726,050	$1,202,848	$1,447,106	$1,490,519	$1,535,234
Cost of Goods Sold	$20,000	$33,134	$39,862	$41,057	$42,288
Gross Profit	$706,050	$1,169,714	$1,407,244	$1,449,462	$1,492,946
EXPENSES					
Rent	$100,000	$102,500	$105,062	$107,688	$110,380
Labor	$300,000	$307,500	$315,187	$323,066	$331,142
Utilities	$50,000	$51,250	$52,531	$53,844	$55,190
Insurance	$30,000	$30,750	$31,518	$32,305	$33,112
Equipment Lease	$50,000	$51,250	$52,531	$53,844	$55,190
Repairs & Maintenance	$15,000	$15,375	$15,759	$16,152	$16,555
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$151,050	$600,839	$824,150	$851,795	$880,340

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$63,672.12	$82,687.85
Cash & Cash Equivalents	$12,131.24	$34,757.97
Accounts Receivable	$0	$0
Short-term Debt	$0	$0.00
Long-term Debt	$569,734.80	$352,000.00
Revenues/Sales	$174,345.00	$42,942.00
Cost of Goods Sold	$3,625.00	$1,022.00
Taxes Paid	$0	$0
Net Income	$-243,336.00	$-269,235.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V